                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1994

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



                          COMMISSION FILE NO. 0-13322


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                   United Bankshares, Inc. Savings and Stock
                                Investment Plan


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                            United Bankshares, Inc.
                               300 United Center
                           500 Virginia Street, East
                        Charleston, West Virginia  25301

                              REQUIRED INFORMATION

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

            Financial Statements and Schedules - Modified Cash Basis
            --------------------------------------------------------

            (i)    Report of Independent Auditors
            (ii)   Statements of Net Assets Available for Benefits
            (iii)  Statements of Changes in Net Assets Available for Benefits
            (iv)   Notes to Financial Statements
            (v)    Supplemental Schedules

                               Index to Exhibits
                               -----------------

                                  S-K Item 601    Sequential
         Description            Table Reference   Page Number
- ------------------------------  ----------------  -----------

Consent of Ernst & Young LLP                (23)            3

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     United Bankshares, Inc. Savings and
                                        Stock Investment Plan


June 26, 1995
                                           /s/ Jack C. Stokes
                                        ------------------------------------
                                        Jack C. Stokes
                                        Plan Administrator
                                        United Bankshares, Inc. Savings
                                         and Stock Investment Plan

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                  Audited Financial Statements and Schedules

                               December 31, 1994



                                    Contents

Report of Independent Auditors................................................... 1

Audited Financial Statements

Statements of Net Assets Available for Benefits-Modified Cash Basis.............. 2
Statements of Changes in Net Assets Available for Benefits-Modified Cash Basis... 3
Notes to Financial Statements.................................................... 4

Schedules

Assets Held for Investment....................................................... 9
Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets...................................................10


                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits-modified cash basis of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits-modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 and as permitted by the Department of Labor, these financial statements and supplemental schedules have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits-modified cash basis of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits-modified cash basis for the years then ended, on the basis of accounting described in Note 1.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


                                                     /s/  ERNST & YOUNG LLP


June 22, 1995

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                Statements of Net Assets Available for Benefits--
                              Modified Cash Basis

                                                December 31
                                             1994         1993
                                        --------------------------
Assets
  Cash and equivalents                     $  252,019   $  225,021
  Contributions receivable                    123,293       97,288
  Loans receivable                             27,425       25,704
  Investments, at fair value--Note 3        4,034,915    3,495,280
                                        --------------------------
Net assets available for benefits          $4,437,652   $3,843,293
                                        ==========================

See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

          Statements of Changes in Net Assets Available for  Benefits--
                              Modified Cash Basis



                                           Year Ended December 31
                                              1994         1993
                                        ---------------------------
Additions
Contributions:
  Employees                                $  686,717    $  479,544
  Employer                                    321,997       291,588
Investment income                             167,543       125,645
Interest income on loans receivable             1,832         1,417
                                        ---------------------------

                                            1,178,089       898,194

Deductions
Withdrawals and benefit payments              198,137       137,432
                                        ---------------------------

                                              979,952       760,762
Net realized and unrealized
 (depreciation) appreciation in fair
 value of investments--Note 3                (385,593)      539,699

                                        ---------------------------

Net increases                                 594,359     1,300,461
Net assets available for benefits at
 beginning of year                          3,843,293     2,542,832
                                        ---------------------------
Net assets available for benefits at
 end of year                               $4,437,652    $3,843,293
                                        ===========================


See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                         Notes to Financial Statements

                               December 31, 1994



1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with generally accepted accounting principles.

Cash Equivalents

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at market value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The Plan is a contributory defined contribution plan which is available to all full-time employees of United or any of its subsidiaries who have completed one year of service. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Active participants may defer up to 10% of their annual pre-tax compensation. United contributes an amount equal to 100% of the first 2% of the employee's deferral and 25% of the next 2% of the employee's deferral. Contributions are made by United on the last day of March, June, September, and December of each year and consist of cash which is used by the Plan to purchase shares of United common stock. The minimum funding requirements of ERISA have been met in 1994 and 1993. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                   Notes to Financial Statements (continued)


In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, all affected participants' accounts shall be fully vested and thereafter not subject to forfeiture. The assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

Participants may choose to have their contributions directed to any of the following investment options provided that investment elections are made in multiples of 25%.

United Common Stock

Investments are made in United common stock which is listed so that its price is quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ).

Mutual Stock Fund

Investments are intended to be in a diversified portfolio of common stocks of highly capitalized companies.

Money Market Fund

Investments are intended to be in a portfolio of short-term United States Government securities not subject to market value fluctuations.

Fixed Income Fund

Investments are intended to be in a portfolio of United States Treasury and Government Agency securities with an average maturity of 3-4 years.

The allocation of Plan assets by investment program at December 31, 1994 follows:

                                                        Investment Program
                                        ------------------------------------------------
                                            United      Mutual      Money       Fixed
                                            Common      Stock       Market      Income
                                            Stock        Fund        Fund        Fund
                                        ------------------------------------------------
Cash and equivalents                      $  2,142     $   --     $249,292     $   585
Contributions receivable                   100,974      7,434        4,862      10,023
Loans receivable                                --         --       27,425          --
Investments--Note 3                      3,079,608     349,032          --     606,275
                                        ----------------------------------------------
Net assets available for benefits       $3,182,724    $356,466    $281,579    $616,883
                                        ==============================================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                   Notes to Financial Statements (continued)

3. Investments

The aggregate cost and market value of investment securities at December 31 are as follows:

                                                  1994                    1993
                                        ------------------------------------------------
                                                        Market                  Market
                                             Cost       Value        Cost       Value
                                        ------------------------------------------------


Federated Intermediate Government
 Trust Fund (fixed income fund)           $  618,841  $  606,275  $  540,339  $  571,742

SEI Managed Value Trust Fund (mutual
 stock fund)                                      --          --     365,628     354,214

Goldman Sachs Capital Growth Fund            411,585     349,032          --          --

United Bankshares, Inc. common stock
 (United common stock)                     2,379,317   3,079,608   1,578,466   2,569,324

                                        ------------------------------------------------
                                          $3,409,743  $4,034,915  $2,484,433  $3,495,280
                                        ================================================

Each of the above investments is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The change in net realized and unrealized appreciation (depreciation) in fair value of investments by investment program follows:

                        Year Ended December 31
                           1994         1993
                     -------------------------

Fixed income fund        $ (40,727)   $ 11,396
Mutual stock fund          (75,849)    (11,945)
United common stock       (269,017)    540,248
                     -------------------------
                         $(385,593)   $539,699
                     =========================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                   Notes to Financial Statements (continued)


The fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                             December 31
                                                          1994         1993
                                                    --------------------------
Goldman Sachs Treasury Obligation Fund                 $  252,019   $  225,021
Federated Intermediate Government Trust Fund              606,275      571,742
SEI Managed Value Trust Fund                                   --      354,214
Goldman Sachs Capital Growth Fund                         349,032           --
United Bankshares, Inc. Common Stock                    3,079,608    2,569,324


4. Statements of Changes in Net Assets Available for Benefits by Investment Program

                                                      Investment Program
                                        -------------------------------------------------
                                            United       Mutual       Money       Fixed
                                            Common       Stock        Market      Income
                                            Stock         Fund         Fund        Fund
                                        -------------------------------------------------
Year Ended December 31, 1994
Additions:
  Contributions from employees            $  399,484   $  102,366   $   59,687   $125,180
  Contributions from employers               321,997           --           --         --
  Investment income                          111,421       18,983        8,971     28,168
  Interest income on loans                        --           --        1,832         --
                                        -------------------------------------------------
                                             832,902      121,349       70,490    153,348

Deductions:
  Withdrawals and benefit payments            14,607           --      183,530        --
                                        -------------------------------------------------

                                             818,295      121,349     (113,040)   153,348
Net realized and unrealized depreciation    (269,017)     (75,849)          --    (40,727)
                                        -------------------------------------------------

Net increases                                549,278       45,500     (113,040)   112,621
Interfund transfers                          (21,254)     (47,328)     141,430    (72,848)
Net assets available for benefits at
 beginning of year                         2,654,700      358,294      253,189    577,110

                                        -------------------------------------------------
Net assets available for benefits at
 end of year                              $3,182,724   $  356,466   $  281,579   $616,883
                                        =================================================


                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                   Notes to Financial Statements (continued)


                                                        Investment Program
                                        -------------------------------------------------
                                            United       Mutual       Money       Fixed
                                            Common       Stock        Market      Income
                                            Stock         Fund         Fund        Fund
                                        -------------------------------------------------
Year Ended December 31, 1993
Additions:
  Contributions from employees            $  187,422   $   94,606   $   61,393   $136,123
  Contributions from employers               291,588           --           --         --
  Investment income                           77,183       19,656        6,427     22,379
  Interest income on loans                        --           --        1,417         --
                                        -------------------------------------------------

                                             556,193      114,262       69,237    158,502
Deductions:
  Withdrawals and benefit payments            14,055           --      123,377         --
                                        -------------------------------------------------

                                             542,138      114,262      (54,140)   158,502
Net realized and unrealized
 appreciation (depreciation)                 540,248      (11,945)          --     11,396

                                        -------------------------------------------------

Net increases                              1,082,386      102,317      (54,140)   169,898
Interfund transfers                          (15,364)     (27,249)      83,506    (40,893)
Net assets available for benefits at
 beginning of year                         1,587,678      283,226      223,823    448,105

                                        -------------------------------------------------
Net assets available for benefits at      $2,654,700   $  358,294   $  253,189   $577,110
 end of year
                                        =================================================

For purposes of this disclosure, loans receivable have been combined with the money market fund.

5. Income Tax Status

Though the Plan has not received tax-exempt status from the Internal Revenue Service under Section 401(k) of the Internal Revenue Code (IRC), the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its exempt status.

6. Transactions with Parties-in-Interest

The Plan holds 128,317 shares of United common stock, which had a market value of $24 per share at December 31, 1994.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly-owned subsidiary of United, acts as Trustee for the Plan.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                           Assets Held for Investment
                               December 31, 1994

                                                       Current
              Description                    Cost       Value
- ----------------------------------------------------------------

Goldman Sachs Treasury Obligation
 Portfolio Fund (cash equivalents)        $  252,019  $  252,019

Federated Intermediate Government Trust
 Fund (fixed income fund)                    618,841     606,275

Goldman Sachs Capital Growth Fund            411,585     349,032
United Bankshares, Inc. common stock
 (United common stock)                     2,379,317   3,079,608
Loans to participants (interest rates
 ranging from 5.5% to 7.0%)                   27,425      27,425
                                        ------------------------
                                          $3,689,187  $4,314,359
                                        ========================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

         Transactions or Series of Transactions in Excess of 5% of the
                          Current Value of Plan Assets

                          Year Ended December 31, 1994

                                                     Total Number
                                            Total     of Shares      Total
                                          Number of    or Units     Cost of
              Description                 Purchases   Purchased    Purchases
- ----------------------------------------------------------------------------


SEI Managed Value Trust Fund                      1           342   $  3,811

United Bankshares, Inc. Common Stock             25        30,956    790,967

Goldman Sachs Treasury Obligation
 Portfolio (Cash Equivalents)                   139       835,994    835,994


Goldman Sachs Capital Growth Fund                15        25,763    421,261


                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

         Transactions or Series of Transactions in Excess of 5% of the
                          Current Value of Plan Assets

                          Year Ended December 31, 1994



                      Total Number                                                                 Realized
 Total Number         of Sales or                                                                    Gain
 of Sales or         Units Sold or         Total Cost               Total Proceeds                (Loss) on
 Redemptions           Redeemed             of Sales                  from Sales                    Sales
- ----------------------------------------------------------------------------------------------------------------------------------
2                        32,262             $371,712                   $348,768                   $(22,944)

11                        3,484               66,642                     88,192                     21,550


81                      811,877              811,877                    811,877                         --

7                         1,594               26,386                     24,619                     (1,767)
